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                              September 21, 2022

       Steve Filton
       Executive Vice President and Chief Financial Officer
       Universal Health Services, Inc.
       367 South Gulph Rd.
       King of Prussia, PA 19406

                                                        Re: Universal Health
Services, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-10765

       Dear Mr. Filton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 48

   1. We note the amounts of your salaries, wages, benefits, other operating expenses, and supplies expense
materially increased from the prior year for your acute care hospital services on a same
facility basis and for all your acute care operations. You also disclose elsewhere that the
healthcare industry is very labor intensive and salaries and benefits are subject to inflationary
pressures, as are supply costs, construction costs, medical
                                                        equipment, and other
costs. Please revise your future filings to address the following, providing us with your
proposed disclosure in your response:

                                                              Expand your
disclosure to provide a qualitative and quantitative discussion of the reasons for the
changes in each line item in accordance with Item 303(a) of
                                                            Regulation S-K.
 Steve Filton
Universal Health Services, Inc.
September 21, 2022
Page 2

                As part of response, revise your future filings to quantify the impact of inflation where possible, and discuss the steps you are taking to mitigate the effects of inflation on your business.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn,
Branch Chief, at (202) 551-3494 with any questions.



FirstName LastNameSteve Filton                                  Sincerely,
Comapany NameUniversal Health Services, Inc.
                                                                Division of
Corporation Finance
September 21, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName